UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                                Homestore, Inc.
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                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
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                        (Title of Class of Securities)


                                   437852106
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                                (CUSIP Number)


                              Eric J. Bock, Esq.
            Executive Vice President - Law and Corporate Secretary
                              Cendant Corporation
                              9 West 57th Street
                           New York, New York 10019
                           Telephone: (212) 431-1836
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               December 17, 2003
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437852106                                       Page 2 of 6 Pages

                                      13D

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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CENDANT CORPORATION (I.R.S. IDENTIFICATION NO. 06-0918165)

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                      (b) |_|
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS
             OO
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     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    |_|
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
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                               7       SOLE VOTING POWER
        NUMBER OF
         SHARES                        13,731,503(1)
      BENEFICIALLY             ------------------------------------------------
        OWNED BY               8       SHARED VOTING POWER
          EACH
        REPORTING                       - 0 -
         PERSON                ------------------------------------------------
          WITH                 9       SOLE DISPOSITIVE POWER

                                       13,731,503(1)
                               ------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       - 0 -
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             13,731,503(1)
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    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.4%(1)
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    14       TYPE OF REPORTING PERSON
             CO
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     The shares of Homestore, Inc. common stock beneficially owned by Cendant
     Corporation are held of record by Cendant Membership Services Holdings, Inc., a wholly-owned subsidiary of Cendant Corporation.


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1    Reflects Cendant Corporation's contract to sell 3,400,000 shares of
     Homestore, Inc. common stock as described in this Amendment No. 3.

This Amendment No. 3 amends and supplements the Statement on Schedule 13D/A filed with the Securities and Exchange Commission on October 2, 2003 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of this Schedule 13D is amended as follows:

         (a) Cendant beneficially owns 13,731,503(1) shares of Homestore Common Stock through its wholly owned subsidiary Cendant Membership Services Holdings, Inc. ("CMS"). Based on the 120,283,050 shares of Homestore Common Stock that were issued and outstanding as of October 31, 2003 (as reported by Homestore, Inc. in its Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2003), the 13,731,503(1) shares of Homestore Common Stock beneficially owned by Cendant represented 11.4%(1) of the issued and outstanding shares of Homestore Common Stock on such date.

         (b) Cendant has the sole power to vote or direct the voting of the shares of Homestore Common Stock and the sole power to dispose of, or to direct the disposition of, the shares of Homestore Common Stock.

         (c) (i) On December 17, 2003, Cendant sold 1,000,000 shares of Homestore Common Stock at a price of $3.70 per share.

             (ii) On December 17, 2003, Cendant entered into a contract with Citibank, N.A. ("Citibank") pursuant to which Cendant will sell 3,400,000 shares of Homestore Common Stock to Citibank at $3.33 per share plus a capped share appreciation rights option (the "SAR") from Citibank with respect to the same number of shares of Homestore Common Stock. The SAR and sale of Homestore Common Stock will be settled in ten installments based on a ten-trading-day period beginning January 20, 2004 and ending February 2, 2004 (each such trading day, a "Settlement Date"). On each Settlement Date, the settlement price of the portion of the SAR settled on that date will be equal to the excess, if any, of the closing price of Homestore Common Stock on that Settlement Date over $3.33 (any such excess, a "Realization") multiplied by the number of shares of Homestore Common Stock underlying the portion of the SAR settled on such Settlement Date, provided that in no case shall any Realization be more than $0.555 per share. Cendant's obligations under the contract are secured by a pledge of 3,400,000 shares of Homestore Common Stock. Prior to an event of default with respect to the pledge, Cendant has sole voting power with respect to the shares of Homestore Common Stock subject to the pledge.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of this Schedule 13D is hereby amended as follows:


Range Forward Transaction
-------------------------

                  On December 17, 2003, Cendant entered into a contract with Citibank pursuant to which Cendant will sell 3,400,000 shares of Homestore Common Stock to Citibank at $3.33 per share plus the SAR from Citibank with respect to the same number of shares of Homestore Common Stock. The SAR and sale of Homestore Common Stock will be settled in ten installments based on a ten-trading-day period beginning January 20, 2004 and ending February 2, 2004. On each Settlement
         Date, the settlement price of the portion of the SAR settled on that date will be equal to the excess, if any, of the closing price of Homestore Common Stock on that Settlement Date over $3.33 multiplied by the number of shares of Homestore Common Stock underlying the portion of the SAR settled on such Settlement Date, provided that in no case shall any Realization be more than $0.555 per share.
         Cendant's obligations under the contract are secured by a pledge of 3,400,000 shares of Homestore Common Stock. Prior to an event of default with respect to the pledge, Cendant has sole voting power with respect to the shares of Homestore Common Stock subject to the pledge.

                  In addition, under the contract, during the period from December 17, 2003 until the final Settlement Date, Cendant has agreed that neither Cendant nor any of its subsidiaries will (i) offer, sell, transfer, agree to sell or transfer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, assign, pledge, hypothecate or otherwise transfer or dispose of, directly or indirectly, any shares of Homestore Common Stock or any securities convertible into or exercisable or exchangeable therefor, or any interest therein or
         (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of owning any of such shares.

         References to, and descriptions of, the contract as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Master Terms and Conditions for Range Forward Transactions attached as Exhibit 1 to this Amendment No. 3 to Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.


Item 7.  Material to be Filed as Exhibits.

         Exhibit Description

         1. Master Terms and Conditions for Range Forward Transactions, dated as of December 17, 2003, between Citibank, N.A. and Cendant Corporation.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2003


                                     CENDANT CORPORATION


                                     By:  /s/ Eric J. Bock
                                          ----------------------------------
                                          Name:  Eric J. Bock, Esq.
                                          Title: Executive Vice President - Law
                                                 and Corporate Secretary